Smithfield Foods, Inc.
200 Commerce Street

Smithfield, VA 23430

September 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Donahue

Re:	Smithfield Foods, Inc.

Registration Statement on Form S-1 (File No. 333-290000)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Smithfield Foods, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-290000) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on September 3, 2025, as amended (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 4:00 p.m., Eastern Time, on September 4, 2025 or as soon as possible thereafter.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Colin J. Diamond of Paul Hastings LLP, by telephone at (212) 318-6007 or by email at colindiamond@paulhastings.com and Brandon J. Bortner of Paul Hastings LLP, by telephone at (202) 551-1840 or by email at brandonbortner@paulhastings.com. The Company hereby authorizes Colin J. Diamond or Brandon J. Bortner of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

SMITHFIELD FOODS, INC.

By:	/s/ C. Shane Smith
Name:	C. Shane Smith
Title:	Chief Executive Officer

cc:	Colin J. Diamond, Esq. (Paul Hastings LLP)

Brandon J. Bortner, Esq. (Paul Hastings LLP)